SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2007

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ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated June 20, 2007, relating to the settlment of its patent infringement dispute with SigmaTel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By: /S/ David Lee Name: David Lee Title: Chief Financial Officer

Dated: June 20, 2007

Actions and SigmaTel Settle All Patent Litigation and Enter
into Cross-License Agreement

 Actions’ Entire Product Portfolio Now Available for Shipment to U.S. Without Restrictions

ZHUHAI, China, June 20, 2007 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, today announced that it has settled all outstanding litigation worldwide with SigmaTel, Inc. (Nasdaq:SGTL).

Under terms of the settlement agreement, all outstanding claims and counterclaims in the lawsuits in which the two companies have been engaged will be dismissed with prejudice. Both companies also agreed to not pursue possible third party IP infringements or new legal actions against each other and their respective customers for three years.

Additionally, Actions and SigmaTel entered into a comprehensive cross-license agreement covering patents owned or controlled by either party or its subsidiaries. Consequently, all of Actions’ current and future products may now be imported into the U.S. market without restrictions.

“We are pleased to have reached a mutually beneficial agreement that advances the long-term interests of both companies,” commented Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “The agreement lays the groundwork for fair competition and validates the strength of our intellectual property portfolio.”

About Actions Semiconductor
Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Investor Contacts:
Lisa Laukkanen	Chung Hsu
The Blueshirt Group for Actions Semiconductor	Investor Relations at Actions
lisa@blueshirtgroup.com	chung@actions-semi.com
+1-415-217-4967	+86-756 3392 353 *1015